Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation of our report dated March 12, 2009, on the financial statements of Orchids Paper Products Company (the Company) as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Form 10-K Annual Report of Orchids Paper Products Company, into the Company's previously filed Registration Statement on Form S-8 (File number 333-128293). Tullius Taylor Sartain & Sartain LLP audited the financial statements of Orchids Paper Products Company as of December 31, 2007, and for each of the years in the two-year period ended December 31, 2007, and merged with Hogan & Slovacek P.C. to form HoganTaylor LLP effective January 7, 2009.

/s/ HOGANTAYLOR LLP

Tulsa, Oklahoma
March 12, 2009